July 10, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:           Essex Property Trust, Inc.
  File No. 001-13106
                 Form 10-K for Fiscal Year Ended December 31, 2007
                 Form 10-Q for the Quarterly Period Ended March 31, 2008
  Definitive Proxy on Schedule 14A

Dear Mr. Woody:

On behalf of Essex Property Trust, Inc. (the “Company” or “Essex”), we, as counsel to the Company, submit this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by facsimile, dated June 3, 2008, related to the above filings.

In this letter, we have recited the comments from the Staff in italicized, bold type, and have followed each comment with the Company’s response in regular type.  The numbering of the Company’s responses set forth corresponds to the numbering in the Staff’s letter.

Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors

Possible environmental liabilities, page 16

1.
Please include a discussion of your potential liability, if quantifiable, for clean up of groundwater contamination and mold at your properties.  Please provide this disclosure in future filings and explain to us how you intend to comply.

Response

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.
In response to the comment about mold, the Company has adopted policies for promptly addressing and resolving reports of mold when it is detected, and to minimize any impact mold might have on residents of the property.  The Company believes its mold policies and proactive response to address any known existence, reduces its risk of loss from these cases.  There can be no assurances that the Company has identified and responded to all mold occurrences, but the Company promptly addresses all known reports of mold.

In regards to the comment about groundwater contamination, as disclosed on page 16 of the 10-K, “environmental studies noted that certain of the Company’s properties are located adjacent to possible down gradient from sites with groundwater contamination, the lateral limits of which may extend onto such properties.  The environmental studies noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed.”  The Company “may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities.”  The Company performs a Phase I environmental assessment for all of its property acquisitions, and a Phase II assessment if such assessment is needed.  If in the Phase II assessment environmental liabilities are probable and estimable, the Company will disclose and record the potential liability at the time of acquisition of the property.

The Company follows SOP 96-1, “Environmental Remediation Liabilities,” and SFAS 5, “Accounting for Contingencies”, and records potential liabilities when the liability is probable and the loss can be reasonably estimated.  If the loss can not be reasonably estimated, then the Company will disclose the nature of the potential liability and give an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.  Currently, for both groundwater contamination and mold at the Company’s properties, the Company does not believe the potential liability is quantifiable and an estimate of possible loss cannot be made.  As requested by the Staff, in future filings, the Company will disclose potential liabilities that are quantifiable, or if no potential liability is quantifiable the Company will disclose that no potential liabilities are quantifiable and an estimate of possible loss cannot be made.

Item 2. Properties, page 18

2.
Please disclose the nature and amount of all mortgages or other liens or encumbrances against your properties.  Disclose the current principal amount, interest and amortization provisions, prepayment provisions, maturity date, and balance due at maturity assuming no payment has been made on principal in advance of the due date.  Please provide this disclosure in future filings and explain to us how you intend to comply.

Response

In response to the comment about Item 2. Properties, the Company believes that it has complied with the requirements of Regulation S-K Item 102 which states that the following information is required about a registrants’ properties:  (1) general location, (2) general character of the principal property items, (3) identification of the industry segment or segments that use the properties, and (4) suitability, adequacy, productive capacity, and utilization of the properties. This information is included in the tables located on pages 20 to 22 of the 2007 10-K.

In response to the comment about the nature and amount of all mortgages, other liens or encumbrances, and current principal amount, the Company discloses the major components of mortgage notes payable in Note 8 of the 2007 10-K, and the individual mortgage balances are disclosed in Schedule III of the 2007 10-K.  Included in Item 2 Properties pages 20 to 22, the Company lists a description of each property, and in Schedule III the Company lists the same properties and includes the current principal balance of individual property mortgage notes payable.  In future filings, the Company will include a more detailed description of the nature of the mortgage notes payable to disclose which notes are secured by a first and second deed of trust for the Company’s properties.

In response to the comment about interest and amortizations provisions, prepayment provisions, maturity dates, the Company discloses such provisions and maturity dates in note 8 of the Company’s 2007 10-K.  In future filings, the Company will elaborate on the description of amortization provisions including average monthly principal and interest payments, and elaborate on mortgage note payable provisions that prohibit early prepayment.

Item 7. Management’s Discussion and Analysis

Potential Factors Affecting Future Operating Results, page 40

3.
We note that you list two additional risk factors in this section.  Please revise your disclosure in future filings to include all risk factors associated with your business in the “Risk Factors” section.

Response

As requested by the Staff, the Company will revise future filings to exclude the “Potential Factors Affecting Future Operating Results” section, and include all risk factors in the “Risk Factors” section.

Item 6. Selected Financial Data, page 28

4.
Please explain to us how you have met all the disclosure requirements of Item 10(e) of regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted EBITDA.

Response

In response to this comment, the Company believes that it has complied with the requirements of Item 10(e) of regulation S-K, and advises the Staff that its presentation of Adjusted EBITDA is based on its responses, set forth in its letter of November 12, 2004 to comments number 2 and 3 of the Staff’s October 14, 2004 comment letter.  Since that November 2004 response letter, the Company has presented Adjusted EBITDA, and the related disclosures, in a manner consistent with what it said it would do in the response letter.

Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to non-GAAP financial measures states that “Companies should never use non-GAAP financial measure in an attempt to smooth earnings.  Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.”  The Company excludes items such as gains on sale of real estate, gains on sales of co-investments, and discontinued operations to reconcile from net income to adjusted EBITDA.  The Company notes that it discloses adjusted EBITDA only because it is a component of the interest coverage ratio.  As discussed in the Company’s November 2004 letter, the Company supplementally advises the Staff that it believes that that the interest coverage ratio is a measure frequently used by investors, lenders, security analysts and other interested parties to compare and evaluate companies in its industry, and to assess trends from period to period with respect to a specific company.  As the Company understands it, these parties may use this measure to evaluate, on a comparative basis, a company’s ability to fund property acquisitions and developments and other capital expenditures, including through the incurrence of additional indebtedness.  These parties may use this ratio for other purposes as well. There is no intent to exclude certain items to reconcile to adjusted EBITDA to smooth earnings.  In future filings, the Company will include a subtotal to calculate EBITDA, and then such items as gains and discontinued operations will be deducted from the calculation of EBITDA to calculated adjusted EBITDA.

5.
Please explain to us how you have met all the disclosure requirements of paragraphs 64-65 and A240-A241 of SFAS 123(R) with respect to the Series Z and Series Z-1 Incentive Units.  Specifically tell us how you have met the disclosure requirements of paragraph A240(b)(2).  Additionally, please provide us with this information for the years covered by your 2007 Form 10-K or tell us where that disclosure is located.

Response

As requested by the Staff, the Company submits the following table to disclose the information that is responsive to paragraph A240(b) through (d) with respect to the Series Z and Series Z-1 Incentive Units:

	Long Term Incentive Plan - Z Units
						Weighted-
					Weighted-	average
	Total	Aggregate	Total	Total	average	remaining
	Vested	intrinsic	Unvested	Outstanding	grant-date	contractual
	Units	value	Units	Units	fair value	life
Balance, December 2004………………………	90,191		205,762	295,953	$35.00
Granted................................................................	-		116,999	116,999	50.38
Vested..................................................................	34,995		(34,995)	-	35.00
Balance, December 2005………………………	125,186	$9,548	287,766	412,952	39.36	12.2 years
Vested..................................................................	50,295	-	(50,295)	-	42.16
Balance, December 2006………………………	175,481	13,400	237,471	412,952	39.36	11.2 years
Vested..................................................................	37,724	-	(37,724)	-	39.77
Balance, December 2007……………………...	213,205	$15,963	199,747	412,952	$39.36	10.2 years

The above table includes information for the years covered in our 2007 Form 10-K and will be included in all future filings.

In regards to paragraph A240(b)(2), the Staff requested a specific explanation as to how we have met the disclosure requirements of that paragraph.  Please note that the following items are disclosed in the above table:

(1)	The number of vested units for each group of equity instrument or plan,
(2)	The weighted-average grant-date fair value for each group of equity instrument or plan,
(3)	The number of unvested units at the beginning and end of the year,
(4)	The number of units granted,
(5)	The number of vested units, and
(6)	The number of units forfeited.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 20

6.
We note that each non-employee director receives an option to purchase 4,000 shares of your common stock upon joining your board of directors.  Please tell us and indicate in your future filings the vesting schedule of these option awards or state that they are fully vested on the date of grant.

Response

The Company advises the Staff that, as set forth in the Company's 2004 Non-Employee Director Option Program, such initial option grants to non-employee directors vest and become exercisable as to one-third of the shares of common stock subject to the option on each yearly anniversary of the grant date, such that the option will be fully exercisable three years after the grant date.  This Non-Employee Director Option Program is part of the Company's 2004 Stock Incentive Plan, which was filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2004.  We will disclose this vesting schedule in future proxy filings.

7.           We refer to footnote (2) to the director compensation table on page 20 of your proxy statement.  You state the full grant date fair value of award to your non-employee directors under your 2007 Outperformance Plan was $145,215 calculated pursuant to FAS 123R.  The column headed “Stock Awards” however, you list $4,034 as the compensation expense that you recognized for these equity awards.  In your response letter, please explain to us the discrepancy given the large difference in these amounts.

Response

In response to this comment, the Company advises the Staff that the $145,215 amount is the full grant date fair value of the Outperformance Plan Award, while the $4,034 amount is the portion of such value that was recorded as an expense in the 2007 fiscal year.  The Outperformance Plan awards were granted in December 2007.  The Company calculated the 2007 expense of $4,034 for the 2007 Outperformance Plan awards for non-employee directors by dividing the full grant date fair value of these awards of $145,215 by the 36-month vesting period under our 2007 Outperformance Plan.  In future filings, the Company will modify the language in footnote (2) to be specific as to the difference between the full grant date fair value, and the expense that will be recorded for that particular period due to the vesting period.

2007 Outperformance Plan, Page 34

8.	Please include the closing price of your common stock on December 4, 2007 and quantify 30 percent return. Please provide this disclosure in future filings and explain to us how you intend to comply.

Response

As requested by the Staff, the closing price of the Company’s common stock at December 4, 2007 was $98.91 per share, and assuming the current quarterly dividend will stay constant for the next three years at $1.02 per quarter through December 3, 2010, the 30 percent return benchmark will equal approximately $116.34 per share.   The award recipients share in a “performance pool” if the Company’s total return to stockholders exceeds the 30% return benchmark; the size of the pool is 10% of the outperformance amount in excess of the 30% benchmark, and that amount is subject to an aggregate maximum award of $25 million.  The Company will include the closing price of the Company’s common stock on December 4, 2007 which was $98.91, and quantify the 30 percent return in future filings for the 2007 Outperformance Plan.

*           *           *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Stephen Schrader

Stephen Schrader
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, CA 94111-3909

Direct: 1-415-576-3028
Fax: 1-415-576-3099
Email: Stephen.J.Schrader@bakernet.com